SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

SERA PROGNOSTICS, INC.
(Name of Issuer)
Class A Common Stock, $0.0001 par value
(Title of Class of Securities)
81749D107
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81749D107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Domain Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,523,771 Shares of Common Stock*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,523,771 Shares of Common Stock*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,523,771 Shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
* As of December 31, 2021 and including 125,328 shares issuable upon exercise of warrants
** Based on 29,293,831 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021

CUSIP No. 81749D107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): DP VIII Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	18,726 Shares of Common Stock*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	18,726 Shares of Common Stock*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		18,726 Shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
* As of December 31, 2021 and including 930 shares issuable upon exercise of warrants
** Based on 29,293,831 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021

CUSIP No. 81749D107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Domain Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	30,920 Shares of Common Stock*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	30,920 Shares of Common Stock*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		30,920 Shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN
* As of December 31, 2021
** Based on 29,293,831 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021

CUSIP No. 81749D107
Schedule 13G

Item 1(a) Name of Issuer:

Sera Prognostics, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

2749 E. Parleys Way, Suite 200, Salt Lake City, UT 84109

Item 2(a) Name of Person Filing:

This statement is being filed by Domain Partners VIII, L.P., a Delaware limited partnership (“Domain VIII”), DP VIII Associates, L.P., a Delaware limited partnership (“DP VIII A”), and Domain Associates, LLC, a Delaware limited liability company (“DA” and together with Domain VIII and DP VIII A, the “Reporting Persons”).  The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

One Palmer Square Associates VIII, LLC, a Delaware limited liability company (“OPSA VIII”), is the sole general partner of Domain VIII and DP VIII A, and therefore may be deemed to indirectly beneficially own the securities reported herein as directly beneficially owned by Domain VIII and DP VIII A, however OPSA VIII expressly disclaims beneficial ownership of such securities.

Item 2(b) Address of Principal Business Office:

For each Reporting Person: 103 Carnegie Center, Suite 300, Princeton, NJ 08540

Item 2(c) Place of Organization:

Domain VIII: Delaware
DP VIII A: Delaware
DA: Delaware

Item 2(d) Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e) CUSIP Number:

81749D107

Item 3 Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

CUSIP No. 81749D107

Item 4 Ownership:

(a) through (c): The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5 Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification and Classification of Subsidiary:

Not applicable.

Item 8 Identification and Classification of Members of Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

Not applicable.

CUSIP No. 81749D107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2022

DOMAIN PARTNERS VIII, L.P.

By:	One Palmer Square Associates VIII, L.L.C., General Partner

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact

DP VIII ASSOCIATES, L.P.

By:	One Palmer Square Associates VIII, L.L.C., General Partner

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact

DOMAIN ASSOCIATES, LLC

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact

CUSIP No. 81749D107

EXHIBIT A

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 4, 2022

DOMAIN PARTNERS VIII, L.P.

By:	One Palmer Square Associates VIII, L.L.C., General Partner

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact

DP VIII ASSOCIATES, L.P.

By:	One Palmer Square Associates VIII, L.L.C., General Partner

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact

DOMAIN ASSOCIATES, LLC

By:	/s/ Lisa A. Kraeutler
Name:	Lisa A. Kraeutler
Title:	Attorney-in-Fact